Scythian Chief Medical Officer Professor Michael Barnes Expands Global Influence

as a Cannabis Key Opinion Leader

Toronto, ON – July 25, 2018 – Scythian Biosciences Corp. (to be renamed Sol Global Investments Corp.) (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) today announced that its Chief Medical Officer, Professor Michael Barnes, is rapidly expanding his international strategy and influential reach.

Professor Barnes, MD, FRCP, is a leading world authority in neurological rehabilitation and has emerged as an influential voice in medical cannabis policy in Europe. He played a critical role in the development of Sativex®, a proprietary product developed by GW Pharmaceuticals, and is a co-author of a report entitled Cannabis: The Evidence for Medical Use (the “Barnes Report”), an expert independent opinion commissioned by the United Kingdom’s All-Party Parliamentary Group on Drug Policy Reform.

The Barnes Report concluded, based on a literary review of more than 20,000 research papers concerning the use of drugs containing cannabinoids, that cannabis-based medication helps with a wide range of conditions. The Barnes Report has influenced law makers in Ireland, Jersey and Guernsey. Ireland is considering legalizing the use of cannabis for treating specific medical conditions, due, in part, to the conclusions of the Barnes Report. Professor Barnes has also been involved in the campaign to legalize medical cannabis in Ireland and presented the case to the Irish Parliament. Both Jersey and Guernsey are reviewing laws around cannabis.

Professor Barnes actively campaigns for the medical use of cannabis in the United Kingdom - including through endourpain.org, as well as the United Patients Alliance and Clear, all of which are working towards having medical cannabis legalized. He is also a member of the medical cannabis steering group at Volteface. He has lectured extensively on medical cannabis around the world and has recorded several live TV, radio, print and social media interviews on the topic.

Professor Barnes is expanding the reach of his influential opinion on the efficacy of cannabis with major inroads including:

Major Broadcast coverage

●	BBC Breakfast (14/07/2018)
●	The Victoria Derbyshire Show (12/07/2018)
●	BBC South East Today (18/07/2018)
●	Channel 5 News (12/07/2018)

Major Radio coverage

●	BBC RADIO 4: The Today Programme (12/07/2018)

National newspaper coverage

●	BBC News: (12/07/2018)
●	Daily Mail: (19/07/2018)
●	The Telegraph: (19/07/2018)
●	ITV News: (19/07/2018)
●	METRO: (19/07/2018)
●	The Scotsman: (19/07/2018)
●	Politics.co.uk (12/07/2018)

Social media engagement

●	Live Q&A video on Facebook with Hannah Deacon

○	11,000 views (in 2 days since posting)
○	249 shares / 158 comments

●	Tweets on average reaching audiences of 3,000 +

Political engagement

After being formally appointed as a member of the U.K.’s All-Party Parliamentary Group on Medical Cannabis under Prescription alongside 45 parliamentarians, Professor Barnes attended the inaugural meeting of Vice-Chairs, which was convened so the group could discuss its aims over the next 6 months. Outcomes from the meeting included producing a guide for patients across the UK who need access to medical cannabis and submitting a call for evidence of the efficacy of medical cannabis.

End Our Pain / APPG co-hosted an informal drop-in for MPs and their Parliamentary staff to engage with Professor Barnes about his experience with medical cannabis. The event was extremely well attended with around 20 MPs attending and many more requesting notes from the meeting if unable to attend.

“We are extremally fortunate to have Professor Barnes, an influential leader in the medical cannabis sector, as our Chief Medical Officer,” said CEO Rob Reid. “As we move forward with strategic investments and regional partnerships across the globe, we look forward to continuing to utilize his insight and influence.”

Professor Barnes said: “I am focused on bringing awareness of the medical efficacy of cannabis and expanding Scythian into new global markets where the company will work hand-in-hand with patients to give them access to the valuable medical cannabis products they need.”

About Scythian Biosciences Corp.

Scythian is an international cannabis company with a focus on the world’s leading markets outside of Canada. Its fast tracked growth has come through a number of strategic investments and regional partnerships in cultivation, distribution and branded products across Europe, United States, South America and the Caribbean. These significant endeavors complement the company’s R&D partnerships with some of the world’s leading universities. It is this comprehensive approach that is positioning Scythian as a future global frontrunner in the medical cannabis industry.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Company’s proposed acquisition of Brazil Investments, Brazil Investments acquisition of Green Pharma, Brazil announcing a final regulatory regime related to medicinal cannabis, and shares to be issued as consideration for the Acquisition and anticipated regulatory approvals.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: the risk that a regulatory approval that may be required for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the completion of the Acquisition may not be satisfied; the risk that the businesses of Brazil Investments and Green Farma are not integrated successfully; and potential future competition in the Brazil medical cannabis market.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.